Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES SIGNS OPTION AGREEMENT WITH GLOBEX; EXPANDS WASAMAC EXPLORATION PACKAGE

MONTREAL, Quebec, Canada, May 9, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce that it has entered into an option agreement (the “Agreement”) with Globex Mining Enterprises Inc. (GMX – TSX, G1M – Frankfurt, GLBXF – OTCQX), (“Globex”) to acquire a 100% interest in 5 claims (the “Property”) adjacent to Richmont’s Wasamac property. All dollar figures are in Canadian dollars unless otherwise noted.

Martin Rivard, President and CEO of Richmont Mines commented: “We are pleased to announce an option agreement with Globex, to explore the eastern extension of our Wasamac property which contains resources in excess of 1,000,000 ounces of gold. Our 35,000 metre drilling program on Wasamac in 2011 is progressing well, and our objective with the addition of this new land package is to begin exploration work this summer to evaluate the potential of gold mineralization on the eastern extension of the Wasa Shear Zone over a 1.3 km strike length on the newly optioned ground.”

TABLE 1
SUMMARY OF THE OPTION AGREEMENT
Date	Cash	Work Commitment	RIC Shares
	(in CAN$ millions)	(in CAN$ millions)
May 2011	$0.5	$1.0(1)
November 2012	$0.5	$1.0(1)
May 2014	$2.0	$1.0(2)	500,000
TOTAL	$3.0	$3.0	500,000
(1)	Must be completed over a period of 18 months.
(2)	Must be completed over a period of 12 months.

Under the terms of the Agreement, detailed in Table 1 above, Richmont paid Globex $500,000 in cash upon signing of the Agreement. To maintain the option, the Company will pay Globex an additional $500,000 in cash 18 months following the signing of the Agreement. Richmont must incur $1.0 million in expenditures on the Property over the next 18 months and incur an additional $1.0 million (for a cumulative amount of $2.0 million) on or before 36 months following the signing of the Agreement. To exercise its option to acquire the claims, Richmont must then pay Globex $2 million in cash and issue 500,000 common shares 36 months after the signing date of the Agreement, after which Globex will transfer 100% of its interest in the Property to Richmont. Richmont will then have to incur an additional $1.0 million in expenditures on the Property (for a cumulative amount of $3.0 million) within a 12 month period. The Company can abandon its right to exercise the option on the 5 claims at any time by providing Globex with a written notice to this effect 30 days prior to the date of such cancellation, after which Richmont would have no additionnal obligation to Globex.

In the event that Richmont exercises the option, a 3% Gross Metal Royalty (“GMR”) will be payable to Globex for gold and other metals produced from the Property. Moreover, in the event that Richmont exercises its option, the Company will pay Globex an annual advance royalty of $50,000 as of the 48th month following the date of the signing of the Agreement. This advance royalty will continue to be paid until the Property attains commercial production, at which time the total advance royalty amount paid to Globex will be credited against any applicable GMR royalty payments.

RICHMONT MINES SIGNS OPTION AGREEMENT WITH GLOBEX; EXPANDS WASAMAC EXPLORATION PACKAGE
May 9, 2011

Claim Details
The 5 claims under the Agreement cover a total area of 2.07 km2 (207 hectares), and are adjacent to the eastern boundary of Richmont’s Wasamac property. These claims are less than 15 km west of Rouyn-Noranda, Quebec, and are approximately 10 km east of the Company’s Francoeur Mine. The potential for gold from surface to the -200 metre elevation on the Wasa Shear Zone was tested by previous owners, and no significant results were obtained. The objective of Richmont is to verify the potential presence of mineralized zones similar to those observed on the Wasamac property at deeper elevations.

Link to Chart 1: Geographic location of optioned claims package - http://media3.marketwire.com/docs/Richmont_ENG_0509.pdf

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and is advancing its Francoeur Mine to production, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com